EXHIBIT 99.2

Brookfield RENEWABLE CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders
June 22, 2021

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Renewable Corporation (the “Corporation”) was held on Tuesday, June 22, 2021 at 9:00 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 134,816,402 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 78.29% of the Corporation’s 172,210,313 issued and outstanding Exchangeable Shares on the record date for the Meeting, and 165 class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation, and the 165 Class B Shares were entitled to a total of 516,630,939 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the nine nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	615,380,138	95.76%	27,260,826	4.24%
Scott Cutler	642,189,374	99.93%	451,590	0.07%
Eleazar de Carvalho Filho	633,053,524	98.51%	9,587,440	1.49%
Nancy Dorn	641,638,565	99.84%	1,002,399	0.16%
David Mann	641,193,769	99.77%	1,447,195	0.23%
Lou Maroun	633,609,763	98.59%	9,031,201	1.41%
Sachin Shah	641,343,819	99.80%	1,297,145	0.20%
Stephen Westwell	642,190,667	99.93%	450,296	0.07%
Patricia Zuccotti	642,504,244	99.98%	136,720	0.02%

Appointment of Auditors

The resolution to reappoint Ernst & Young LLP, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class:

Votes For	%	Votes Withheld	%
650,900,654	99.92%	545,606	0.08%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

Dated: June 22, 2021

BROOKFIELD RENEWABLE CORPORATION
By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: General Counsel and Corporate Secretary